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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                                  Commission File Number 1-8476
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                           Pay 'N Pak Stores, Inc.
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           (Exact Name of registrant as specified in its charter)


                    10944 N.E. 8th St., Bellevue, WA 98004
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


            13 1/2% Senior Subordinated Debentures due June, 1998
           --------------------------------------------------------
           (Title of each class of securities covered by this Form)


                                     None
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          (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)   /   /
      Rule 12g-4(a)(1)(ii)  / X /         Rule 12h-3(b)(1)(ii)     /   /
      Rule 12g-4(a)(2)(i)   /   /         Rule 12h-3(b)(2)(i)      /   /
      Rule 12g-4(a)(2)(ii)  /   /         Rule 12h-3(b)(1)(ii)     /   /
      Rule 12h-3(b)(1)(i)   /   /         Rule 15d-6               /   /


        Approximate number of holders of record as of the certificate or notice date: Unknown
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     Pursuant to the requirements of the Securities Exchange Act of 1934
Pay 'N Pak Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: February 8, 1999                 BY: /s/ John H. Markley
                                           ------------------------------------
                                           Title: President
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